January 18, 2007

VIA FACSIMILE & OVERNIGHT COURIER
(202) 772-9210

Barbara C. Jacobs
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	NetSol Technologies, Inc. Amendment No. 2 to Registration Statement on S-3 Filed October 20, 2006 File No. 333-138103

Dear Ms. Jacobs:

NetSol Technologies, Inc. hereby requests acceleration of the effectiveness of the above referenced registration statement to January 19, 2007 at 2:00 p.m. Eastern Standard Time.

As requested by the Commission's November 16, 2006 comment letter, NetSol Technologies, Inc. hereby acknowledges that the disclosure in the registrant's registration statement File No. 333-138103 is the responsibility of the registrant. The registrant acknowledges: that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, pursuant to delegated authority, in declaring the filing effective, does not relieve NetSol Technologies, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and, NetSol Technologies, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to our conversations with your office of January 16, 2007, we submit the following:

Form S-3/A

General

We note your comments regarding the inclusion of shares of common stock issued to the Selling Stockholders as payment of interest due on the Convertible Note (the “Interest Shares”). In light of these comments, we have removed the Interest Shares from the registration statement. Also in light of these comments, we have added the following risk factor to page 9 of the registration statement:

Questions Raised About the Availability of an Exemption for a Private Placement of Interest Shares to Investors in the Private Placement of Our Convertible Notes May Give Rise to a Right to Rescission and We Could Be Liable For Up To The Amount Of The Purchase Price Of The Interest Shares.”

We have issued 230,863 shares of our common stock in lieu of cash interest payments to the holders of our convertible notes. The interest payments occurred after the filing of this registration statement and in lieu of receiving cash interest payments, the investors agreed to receive shares of our common stock.  The issuance of these shares of common stock was made to 1 Qualified Institutional Buyer and 4 accredited investors and in reliance on an exemption from registration under Rule 506 of Regulation D of the Securities Act. A question regarding the availability of an exemption for the offering of the interest shares was raised when we added the interest shares in a pre-effective amendment to a pre-existing registration statement.  The addition of the Interest Shares into a pre-effective amendment of a pre-existing registration statement may result in a loss of the availability of exemption from registration and thus a violation of Section 5 of the Securities Act.  If Section 5 of the Securities Act was found to be violated, the recipients of such interest shares could have a right to rescind their purchases for a period of one year. Rescinding purchasers could seek to recover the purchase price paid, with interest, or if they no longer own the securities, to receive damages. As a result, the possibility exists that the exemption relied upon by us could be deemed to be not available and the consideration received by us in connection therewith, the interest amounts, may have to be repaid. In such an event, we could be adversely affected and we may have an obligation to fund this rescission.”
In light of your questions regarding the validity of the exemption from registration under the Securities Act of the Interest Shares, we have shared the information with our auditor and have conducted the following FAS 5 analysis:

We have performed an analysis of the potential loss contingency arising from the SEC questioning the availability of the exemption for the interest shares under FAS 5 “Accounting for Contingencies.” We believe there is a remote likelihood that the investors will file a claim against the Company for these shares and be successful in that claim. We have based this assessment on the facts that the exemption has only been questioned, there has been no indication from the investors to file a lawsuit, nor have they requested a right of rescission.

Paragraph 10 of FAS 5 states, “…disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.” It further states, “Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment until it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.”

Based on the above, and based on our discussions with our auditors, no additional accrual or disclosure in the financial statements is deemed necessary.

Finally, we have Signatures section of the registration statement has been amended to indicate that our Chief Executive Officer is signing as Principal Executive Officer and our Chief Financial Officer is signing as Principal Financial Officer.

* * * *
Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

/s/ Patti L. W. McGlasson

Patti L. W. McGlasson
General Counsel
NetSol Technologies, Inc.

Cc:	Najeeb Ghauri, CEO NetSol Technologies, Inc. Rebekah Toton, U.S. SEC